April 15, 2016

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	BioCardia, Inc.
Withdrawal of Registration Statement on Form S-1
Filed June 16, 2015
Registration No. 333-205003

Ladies and Gentlemen:

On behalf of BioCardia, Inc. (the “Company”), we hereby request, pursuant to Rule 477 of the Securities Act of 1933, as amended (the “Securities Act”), that the Registration Statement on Form S-1, together with all exhibits and amendments thereto (Registration No. 333-205003), as initially filed with the Securities and Exchange Commission (the “Commission”) on June 16, 2015 (the “Registration Statement”) be withdrawn effective immediately. The Company is seeking withdrawal of the Registration Statement because of unfavorable market conditions. The Registration Statement has not been declared effective and none of the Company’s securities have been sold pursuant to the Registration Statement.

In accordance with Rule 457(p) of the Securities Act, the Company requests that all fees paid to the Commission in connection with the filing of the Registration Statement be credited for future use.

Accordingly, we request that the Commission issue an order granting the withdrawal of the Registration Statement (“Order”) effective as of the date hereof or at the earliest practicable date hereafter. Please provide a copy of the Order to James Huie of Wilson Sonsini Goodrich & Rosati, via email at jhuie@wsgr.com or via facsimile at (650) 493-6811.

The Company also advises the Commission pursuant to Rule 477(c) of the Securities Act that it may undertake a subsequent private offering in reliance on Rule 155(c) under the Securities Act.

Please direct your questions or comments regarding this request for withdrawal, please contact James Huie of Wilson Sonsini Goodrich & Rosati via email at jhuie@wsgr.com. Thank you for your assistance.

Sincerely,

/s/ Peter Altman

Peter Altman

President & CEO

cc:	Michael Danaher

Wilson Sonsini Goodrich & Rosati

James Huie

Wilson Sonsini Goodrich & Rosati